EXHIBIT 99.1
US GAAP Press Release

Infosys Technologies Limited - Financial Release September 30, 2006

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended September 30, 2006

Q2 revenues grew sequentially by 13%

Guidance revised upwards. Revenues expected to cross $ 3 billion in fiscal 2007 - To grow between 40.6% - 41.1%

Bangalore, India - October 11, 2006

Highlights
Consolidated results for the quarter ended September 30, 2006

  Second quarter revenues at $ 746 million, up 42.4% from the corresponding quarter last fiscal
  Earnings per American Depositary Share (ADS)* increased to $ 0.36 from $ 0.25 in the corresponding quarter last fiscal
  45 new clients were added during the quarter
  Gross addition of 10,795 employees (net 7,741) for the quarter
  66,150 employees as on September 30, 2006

Outlook for the quarter ending December 31, 2006 and the fiscal year ending March 31, 2007

  Consolidated revenues expected to be between $ 790 million and $ 795 million for the quarter ending December 31, 2006 (YoY growth of 41.3% - 42.2%) and between $ 3.03 billion and $ 3.04 billion for the fiscal year ending March 31, 2007 (YoY growth of 40.6% - 41.1%)
  Consolidated earnings per ADS* expected to be $ 0.37 for the quarter ending December 31, 2006; (YoY growth of 42.3%) and $ 1.44 for the fiscal year ending March 31, 2007; (YoY growth of 41.1%)

Infosys Technologies Limited ('Infosys' or 'the company') today announced financial results for its second quarter ended September 30, 2006. Revenues for the quarter aggregated $ 746 million, up 42.4% from $ 524 million for the quarter ended September 30, 2005.

"Our business model provides a compelling value proposition to clients in a flat world," said Nandan M. Nilekani, CEO and Managing Director. "Our robust organic growth coupled with investments in various strategic areas helped us to grow faster in this environment. We have revised our guidance to cross $ 3 billion in revenues this fiscal."

Infosys is enabling a leading US cable provider offering cable TV, Internet, telephony and wireless servicesto launch and test time-critical services with a focus on creating new revenue streams.

Enterprise services are enabling companies to become nimbler and more competitive. In a long-term engagement with a large US airline company, Infosys is implementing organization-wide Oracle Financials to transform its finance function in addition to incorporating best practices and operating procedures for enhanced effectiveness.

* Adjusted for stock split

Infosys' Independent Validation Services (IVS) are gaining traction with clients across industry verticals. Infosys is establishing a Testing Center of Excellence (TCoE) to streamline Quality Assurance (QA) for a North American brokerage firm and developing enterprise QA strategy for a leading global insurance company. Infosys is also engaged in assessment and redesign of QA and testing processes, and performance validation for another insurance firm with global operations.

Infosys Consulting Inc. added nine new clients including an asset maintenance & servicing company in Australiaand a recognized market leader in smartphones, handhelds, software and accessory solutions.

"The rupee depreciated marginally during the quarter with consequent benefit to us," said V. Balakrishnan, Chief Financial Officer. "Our operating margins also improved despite absorbing wage increases and other strategic investments."

About the company
Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions. These provide our clients with strategic differentiation and operational superiority, thereby increasing their competitiveness. Each solution we provide is delivered with the industry-benchmark "Infosys Predictability" that gives our clients peace of mind. With Infosys, they are assured of a transparent business partner, business-IT alignment with flexibility, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 66,000 employees in over 39 offices worldwide. For more information, visit www.infosys.com

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and our quarterly report on Form 6-K for the quarter ended June 30, 2006. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets
(Dollars in millions except per share data)
	As of
	March 31, 2006	September 30, 2006
	(1)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 889	$ 328
Investments in liquid mutual fund units	170	615
Trade accounts receivable, net of allowances	361	454
Unbilled revenue	48	74
Prepaid expenses and other current assets	40	49
Deferred tax assets	1	2
Total current assets	1,509	1,522
Property, plant and equipment, net	491	540
Goodwill	8	91
Intangible assets, net	-	18
Deferred tax assets	13	13
Advance income taxes	18	5
Other assets	27	31
Total Assets	$2,066	$ 2,220
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$ 3	$ 4
Income taxes payable	-	2
Client deposits	2	2
Unearned revenue	44	67
Other accrued liabilities	160	183
Total current liabilities	209	258
Non-current liabilities
Other non-current liabilities	5	5
Minority interests	15	2
Stockholders' Equity
Common stock, $ 0.16 par value 600,000,000 equity shares authorized, Issued and outstanding - 551,109,960 and 555,785,001 as of March 31, 2006 and September 30, 2006, respectively	31	62
Additional paid-in capital	410	477
Accumulated other comprehensive income	9	(49)
Retained earnings	1,387	1,465
Total stockholders' equity	1,837	1,955
Total Liabilities And Stockholders' Equity	$ 2,066	$ 2,220
(1) March 31, 2006 balances were obtained from audited financial statements

Unaudited Consolidated Statements of Income
			(Dollars in millions except per share data)
	Three months ended September 30,		Six months ended September 30
	2005	2006	2005 (audited)	2006
Revenues	$ 524	$ 746	$ 1,000	$ 1,406
Cost of revenues	297	423	571	812
Gross profit	227	323	429	594
Operating Expenses:
Selling and marketing expenses	35	48	67	93
General and administrative expenses	46	63	83	119
Amortization of intangible assets	-	1	-	1
Total operating expenses	81	112	150	213
Operating income	146	211	279	381
Gain on sale of long-term investment	-	-	-	1
Other income, net	9	14	16	42
Income before income taxes and minority interest	155	225	295	424
Provision for income taxes	16	26	34	49
Income before minority interest	139	199	261	375
Minority interest	1	-	1	2
Net income	$ 138	$ 199	$ 260	$ 373
Earnings per equity share*
Basic	$ 0.25	$ 0.36	$ 0.48	$ 0.68
Diluted	$ 0.25	$ 0.35	$ 0.47	$ 0.66
Weighted average equity shares used in computing earnings per equity share*
Basic	541,375,238	551,938,696	540,269,462	550,964,911
Diluted	556,608,116	564,858,570	555,390,222	563,832,673
* Adjusted for stock split